CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm in the Registration Statement on Form N-2 of the Bluerock Total Income+ Real Estate Fund relating to the financial statements and financial highlights of Bluerock Total Income+ Real Estate Fund. Such financial statements and financial highlights appear in the September 30, 2022 Annual Report to Shareholders.

BBD, LLP

Philadelphia, Pennsylvania

January 29, 2024